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                                September 26, 2022

       Bill Krause
       Chief Legal Officer
       View, Inc.
       195 S. Milpitas Blvd.
       Milpitas, CA 95035

                                                        Re: View, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on September
7, 2022
                                                            File No. 333-267313

       Dear Mr. Krause:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 7, 2022

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. We note the significant number of redemptions of your Class A common stock in connection with your
business combination and that the shares being registered for resale will constitute a
considerable percentage of your public float. We also note that all of the shares being registered
for resale were purchased by the selling securityholders for prices considerably below the
current market price of the Class A common stock. Highlight the significant negative
impact sales of shares on this registration statement could have on the public trading price of
the Class A common stock.
 Bill Krause
FirstName
View, Inc. LastNameBill Krause
Comapany 26,
September   NameView,
               2022    Inc.
September
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3. Disclose the exercise price of the warrants and options compared to the market price of the underlying securities. If these securities are out the money, please disclose the likelihood that holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
Risk Factors, page 14

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
83

5. We note that the projected revenues for 2022 were $216 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         Board, the company   s financial advisors and the SPAC in connection
with the evaluation
         of the Business Combination. We also note that your actual revenues for the Six months ended June 30, 2022 was approximately $33.3 million. It appears that you will miss your
         2022 revenue projection. Please update your disclosure in Liquidity and Capital
         Resources, and elsewhere, to provide updated information about the
company   s financial
         position and further risks to the business operations and liquidity in light of these circumstances. Also revise to discuss clearly the reasons for the significant difference in your projected and actual revenues for 2022 and actions you have taken or plan to take in response.
6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants and options because of the disparity between the exercise price of the warrants and options and the current trading price of the Class A common stock, expand your discussion of capital resources to address
         any changes in the company   s liquidity position since the business
combination. If the
         company is likely to have to seek additional capital, discuss the effect of this offering on
         the company   s ability to raise additional capital.
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
 Bill Krause
FirstName
View, Inc. LastNameBill Krause
Comapany 26,
September   NameView,
               2022    Inc.
September
Page  3    26, 2022 Page 3
FirstName LastName
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that SVF Excalibur (Cayman) Limited, Madrone Partners, L.P., and Guardians of New Zealand Superannuation, beneficial owners of over 50% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
8. Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
9. Please revise to update your disclosure to discuss your actual, planned sources of liquidity and capital resources, such as those you announced in August 2022. General

10. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at
(202) 551-
3641 with any questions.



                                                                 Sincerely,
 Bill Krause
View, Inc.
September 26, 2022
Page 4
FirstName LastNameBill Krause
                                Division of Corporation Finance
Comapany NameView, Inc.
                                Office of Manufacturing
September 26, 2022 Page 4
cc:       Michael Mies
FirstName LastName